FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of August 31, 2018

The principal balances and results accumulated for the period ending august 2018 (Amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	1,790,216
Interbank loans, net	16,081
Loans and accounts receivables from customers, net	29,041,070
Total investments	2,700,237
Financial derivative contracts	2,653,546
Other asset items	2,179,202
Total assets	38,380,352

Principal liabilities	Ch$ million
Deposits and other demand liabilities	8,127,537
Time deposits and other time liabilities	13,128,694
Financial derivative contracts	2,406,904
Issued debt instruments	8,138,882
Other liabilities items	3,472,831
Total equity	3,105,504
Total liabilities	38,380,352

Equity attributable to:
Equity holders of the Bank	3,061,950
Non-controlling interest	43,554

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	940,331
Net fee and commission income	199,568
Result from financial operations	64,482
Total operating income	1,204,381
Provision for loan losses	(209,413)
Support expenses	(478,495)
Other results	6,019
Income before tax	522,492
Income tax expense	(116,043)
Net income for the period	406,449

Attributable to:
Equity holders of the Bank	404,731
Non-controlling interest	1,718

FELIPE CONTRERAS FAJARDO	MIGUEL MATA HUERTA
Chief Accounting Officer	Chief Executive Officer

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de agosto de 2018

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de agosto de 2018 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.790.216
Adeudado por bancos	16.081
Créditos a clientes totales	29.041.070
Inversiones totales	2.700.237
Contratos de derivados financieros	2.653.546
Otros rubros del activo	2.179.202
Total Activos	38.380.352

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	8.127.537
Depósitos y otras captaciones a plazo	13.128.694
Contratos de derivados financieros	2.406.904
Instrumentos de deuda emitidos	8.138.882
Otros rubros del pasivo	3.472.831
Total patrimonio	3.105.504
Total Pasivos	38.380.352

Patrimonio atribuible a:
Tenedores patrimoniales del Banco	3.061.950
Interés no controlador	43.554

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	940.331
Ingreso neto de comisiones	199.568
Resultado de operaciones financieras	64.482
Total ingresos operacionales	1.204.381
Provisiones por riesgo de crédito	(209.413)
Gastos de apoyo	(478.495)
Otros resultados	6.019
Resultado antes de impuesto	522.492
Impuesto a la renta	(116.043)
Utilidad consolidada del periodo	406.449

Resultado atribuible a:
Tenedores patrimoniales del Banco	404.731
Interés no controlador	1.718

FELIPE CONTRERAS FAJARDO	MIGUEL MATA HUERTA
Gerente de Contabilidad	Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS. but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law. establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards. banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS. the Compendium of Accounting Standards will take precedence.

#contribuir al progreso de las personas y las empresas.

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of September 30, 2018

The principal balances and results accumulated for the period ending september 2018 (Amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	1,780,079
Interbank loans, net	14,307
Loans and accounts receivables from customers, net	29,153,327
Total investments	2,887,636
Financial derivative contracts	2,230,448
Other asset items	1,959,859
Total assets	38,025,656

Principal liabilities	Ch$ million
Deposits and other demand liabilities	7,984,243
Time deposits and other time liabilities	12,777,365
Financial derivative contracts	2,086,532
Issued debt instruments	8,186,718
Other liabilities items	3,861,317
Total equity	3,129,481
Total liabilities	38,025,656

Equity attributable to:
Equity holders of the Bank	3,085,775
Non-controlling interest	43,706

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	1,056,767
Net fee and commission income	223,447
Result from financial operations	69,312
Total operating income	1,349,526
Provision for loan losses	(251,802)
Support expenses	(538,510)
Other results	1,675
Income before tax	560,889
Income tax expense	(123,761)
Net income for the period	437,128

Attributable to:
Equity holders of the Bank	435,258
Non-controlling interest	1,870

FELIPE CONTRERAS FAJARDO	MIGUEL MATA HUERTA
Chief Accounting Officer	Chief Executive Officer

BANCO SANTANDER-CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de septiembre de 2018

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de septiembre de 2018 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.780.079
Adeudado por bancos	14.307
Créditos a clientes totales	29.153.327
Inversiones totales	2.887.636
Contratos de derivados financieros	2.230.448
Otros rubros del activo	1.959.859
Total Activos	38.025.656

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	7.984.243
Depósitos y otras captaciones a plazo	12.777.365
Contratos de derivados financieros	2.086.532
Instrumentos de deuda emitidos	8.186.718
Otros rubros del pasivo	3.861.317
Total patrimonio	3.129.481
Total Pasivos	38.025.656

Patrimonio atribuible a:
Tenedores patrimoniales del Banco	3.085.775
Interés no controlador	43.706

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	1.056.767
Ingreso neto de comisiones	223.447
Resultado de operaciones financieras	69.312
Total ingresos operacionales	1.349.526
Provisiones por riesgo de crédito	(251.802)
Gastos de apoyo	(538.510)
Otros resultados	1.675
Resultado antes de impuesto	560.889
Impuesto a la renta	(123.761)
Utilidad consolidada del periodo	437.128

Resultado atribuible a:
Tenedores patrimoniales del Banco	435.258
Interés no controlador	1.870

FELIPE CONTRERAS FAJARDO	MIGUEL MATA HUERTA
Gerente de Contabilidad	Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

#contribuir al progreso de las personas y las empresas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: October 11, 2018